SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the months of: APRIL & MAY, 2006	SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Material Change Report”, dated March 23, 2006 about Continental Energy Corporation (OTCBB: CPPXF) receiving a court order from the Supreme Court of British Columbia in response to Continental’s petition.

2.

“Press Release”, dated April 10, 2006 about receiving an approval for capital reduction.

3.

“Press Release”, dated April 18, 2006 about WallStreet research initiating coverage of Continental Energy Corporation with a speculative buy recommendation

4.

“Press Release”, dated April 27, 2006 about Continental Energy forming Texas Subsidiary for USA Oil and Gas Operations.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200,

Dallas, Texas, 75240, USA

Registered Office: # 304, 20338 65th Street,

Langley, B.C. V2Y 2X3, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE

March 29, 2006

ITEM 3.

NEWS RELEASE

April 10, 2006

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has received a court order from the Supreme Court of British Columbia, in response to Continental’s petition, authorizing a reduction in capital of $20,796,667.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has received a court order from the Supreme Court of British Columbia, in response to Continental’s petition, authorizing a reduction in capital of $20,796,667. This reduction (and a corresponding reduction in accumulated deficit) will be reflected on the Company’s balance sheet beginning with the 3rd quarter 2006, which ends April 30, 2006.

The $20,796,667 pertains to earlier years 1984 – 1997 when the Company operated under different names and in different businesses, and to fiscal year 1998 when the Company restructured and prepared to enter the international oil and gas business. Continental obtained its first Indonesian oil and gas production sharing contract in August 1998, at the beginning of fiscal year 1999, marking its entry into international oil and gas.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 8.

DATE OF REPORT

April 10, 2006

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Receives Approval for Capital Reduction

DALLAS – April 10, 2006 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has received a court order from the Supreme Court of British Columbia, in response to Continental’s petition, authorizing a reduction in capital of $20,796,667. This reduction (and a corresponding reduction in accumulated deficit) will be reflected on the Company’s balance sheet beginning with the 3rd quarter 2006, which ends April 30, 2006.

The $20,796,667 pertains to earlier years 1984 – 1997 when the Company operated under different names and in different businesses, and to fiscal year 1998 when the Company restructured and prepared to enter the international oil and gas business. Continental obtained its first Indonesian oil and gas production sharing contract in August 1998, at the beginning of fiscal year 1999, marking its entry into international oil and gas.

About Continental Energy Corporation: Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

WallStreet Research Initiates Coverage of Continental Energy Corporation With a Speculative Buy Recommendation at www.WallStreetResearch.org

DALLAS, April 18 – Continental Energy Corporation (OTC Bulletin Board: CPPXF) announced today that WallStreet Research ("WSR") has initiated its analyst research coverage of the Company’s shares with a speculative buy recommendation. The complete report, together with attendant risk factors, is available at www.WallStreetResearch.org.

WallStreet Research is a prominent research boutique led by Alan Stone, Managing Director of Alan Stone & Company, LLC ("ASC"). The firm specializes in the microcap and smallcap investment arena, looking for emerging growth companies with strong management, unique or proprietary technology, significant market potential, financial strength, and outstanding long-term earnings growth possibilities. Mr. Stone was formerly a securities analyst and assistant portfolio manager at Merrill Lynch Asset Management and an investment analyst at Prudential Insurance Company's Capital Markets Group. The firm has offices in Los Angeles, CA, Palm Beach, FL, and New York City, NY, and is well known for discovering undervalued companies and bringing them to the attention of the investment community. ASC/WSR also arranges road shows for its publicly traded clients, before the investment community in New York City, California, and Florida.

About Continental Energy Corporation

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at http://www.continentalenergy.com.

Disclaimer

The information presented in the WallStreet Research report is not to be construed as an offer to sell, nor a solicitation of an offer to purchase, any securities referred to herein or otherwise. Readers are encouraged to conduct their own due diligence and review all of the company's financial statements and risk statements on file with the SEC. Continental Energy Corporation has paid a research fee of $7,500 to Alan Stone & Company LLC in conjunction with preparation and distribution of this report and committed an additional $4,000 for an update of the report in the next quarter. Alan Stone & Company, LLC or its associates may own shares, for investment purposes, in its corporate accounts, and may increase or decrease its positions at any time, without notice.

Contact:

Continental Energy Corporation

Alan Stone & Company, LLC

Jim Eger

Alan Stone

(877) 762-2366

(212) 521-4102

info@continentalenergy.com

astone@alanstone.com

www.continentalenergy.com

www.alanstone.com

Suite 1200, 14001 Dallas Parkway,

Dallas, TX 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Forms Texas Subsidiary for USA Oil and Gas Operations

DALLAS – April 27, 2006 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has formed TXX Energy Corporation (TXX) to pursue oil and gas exploration and production projects and obtain new exploration leases in the USA. TXX Energy Corporation is incorporated in Texas and is a wholly owned subsidiary of Continental.

Mr. Richard L. McAdoo, Continental’s Chairman and CEO said of the new company; “Although our main focus will remain in Indonesia, there is no doubt that the United States is and will remain the world’s leading consumer of oil and gas. We have decided to diversify our asset base and establish a presence in oil and gas production in the USA. We are currently evaluating several opportunities in Texas which fit our risk/reward criteria and would provide revenues in calendar 2006.”

Mr. James D. Eger, Continental’s CFO said, “We have identified several interesting properties in the USA and are currently discussing acquisition funding with institutional sources. We intend to grow TXX through both acquisitions and exploration. We have engaged oil and gas professionals with long operating experience in Texas to assist us in this process.”

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .